Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.

Commission File No.: 001-33029

To: All Sonic Staff
From: Dave Habiger
Date: June 2, 2010

Dear Colleagues,

Today Sonic announced a definitive agreement to acquire DivX, Inc., a leading digital media company based in San Diego, California. This is a major milestone in our company’s history and one that positions Sonic to take full advantage of the opportunities that lie before us.

Sonic and DivX share a common goal of enabling easy and convenient access to digital video content on a broad range of platforms and devices. This common goal is reflected in the complementary nature of many of our products, technologies, customers, and partnerships.

Perhaps best known for its popular digital video “codecs” (for encoding and decoding video) and digital rights management technology (“DRM”), DivX has helped pioneer the efficient delivery of high-quality Internet video to consumer electronics. Today, DivX is a globally recognized brand, supported by a community of millions of consumers and a website that attracts more than 12 million unique visitors per month. DivX technology resides on over 300 million consumer electronics devices, including over 8500 models of digital televisions, DVD and Blu-ray Players, and over 80 different mobile handsets.

The acquisition of DivX furthers Sonic’s mission to enable digital media from Hollywood to home and accelerates key initiatives with RoxioNow aimed at providing seamless access to premium entertainment as well as personal media on a broad range of connected CE platforms and devices. DivX will enable Sonic to deepen and expand its existing relationships, and foster new partnerships with leading retailers and consumer electronics manufacturers.

In addition to helping drive major initiatives involving premium entertainment distribution and enjoyment, we believe the broad and distinct product and technology portfolio of DivX, will also help fuel growth for our Roxio consumer products and services, as well as strengthen our PC OEM relationships, and significantly bolster the scope and influence of our technology licensing business. We also believe strongly that the acquisition will also immediately deliver greater shareholder value.

I look forward to welcoming our new colleagues from DivX to Sonic. They are a highly talented and determined group of individuals who will bring a tremendous amount of experience, tenacity, and passion. We are creating a cross-functional team to be staffed by senior members of Sonic and DivX that will be helping thoughtfully manage the transition process and ensuring a successful integration. Expect detail communications and updates from this team once the agreement is closed. We anticipate the agreement will close in September 2010.

Confidential – Internal Use Only

I’m very excited about this fantastic event and the new business opportunities it represents. I believe strongly that this is a transformational moment that will accelerate our digital delivery strategy and further our overall corporate mission: to enable digital media from Hollywood to home.

Regards,

Dave Habiger

Internal faq

What is the integration plan?
We are creating a cross-functional integration team staffed by senior members of Sonic and DivX. The team will be charged with developing an integration plan and ensuring the process runs as smoothly and effectively as possible once the acquisition is finalized.

Are we able to begin to collaborate with DivX prior to the close of the acquisition?
Prior to the close, Sonic and DivX are legally required to continue to operate as independent businesses. While we are able to collaborate on any current business dealings that began prior to this announcement, we cannot execute plans for the combined company until after the close.

How will the acquisition impact Sonic employees?
We believe strongly that the acquisition will have a positive effect on all major stakeholders — partners, customers, shareholders, and employees. The acquisition is another important step we are taking to meet some of the exciting opportunities that lie before us and in order to put Sonic on a strong growth trajectory.

How will the acquisition impact current product plans and deliverables?
The acquisition should have no impact on current products plans or deliverables. It is very important that each of us stay committed to our work and continue performing at the high level expected from our customers, partners, and colleagues,.

Will DivX products and services become part of an existing group or will it become its own division?
Our goal is to ensure that we maximize the opportunities in front of us. The integration team, comprised of members of both Sonic and DivX, as well as Sonic’s executive team, will present an organization structure prior to close.

What can we say publicly about the acquisition?
If you receive general inquiries regarding the acquisition, you may direct people to the press release or to the replay of our related call (www.sonic.com/webcast). Customer/partner questions should be filtered through the appropriate channels. All press inquiries should be directed to Chris Taylor (chris.taylor@roxio.com).

I have additional questions about the acquisition, who should I ask?
You should direct your questions to your manager.

Confidential – Internal Use Only